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                              October 6, 2023

       Mark McFarland
       Chief Executive Officer
       Talen Energy Corporation
       2929 Allen Pkwy, Suite 2200
       Houston, TX 77019

                                                        Re: Talen Energy
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
8, 2023
                                                            CIK No. 0001622536

       Dear Mark McFarland:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Business
       Our Cumulus Platform Opportunities, page 4

   1. Please revise your disclosure to clarify what you describe as cutting-edge digital infrastructure.
       Prospectus Summary
       Our Business Strategies, page 7

   2. Please provide the bases for your statement that your platform is industry-leading.
 Mark McFarland
FirstName  LastNameMark
Talen Energy Corporation McFarland
Comapany
October    NameTalen Energy Corporation
        6, 2023
October
Page 2 6, 2023 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Consolidated Financial Information
Notes to the Unaudited Pro Forma Financial Information
Note 2. Plan of Reorganization and Fresh Start Adjustments, page 49

3. We note adjustments to your Predecessor historical reorganization income (expense), net amounts on pages 47 and 48. Please revise pro forma adjustment (b) on page 49 to disclose, in greater detail, the nature of each of your reorganization and fresh-start adjustments, or reference where such adjustments are explained.

         If the $(1,259) million reorganization adjustment on page 47 represents gain on debt discharge in the Predecessor period January 1 through May 17, 2023, please reconcile that amount to the $(1,459) million gain on debt discharge disclosed on page 57.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Commodity Markets, page 51

4.       Please revise your disclosure to include the definition of Spark
Spread.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Talen Liquidity, page 65

5. We note your risk factor disclosure on page 36 that your cash flows and ability to meet your obligations are largely dependent upon the operating cash flows of TES and your other subsidiaries. Please expand your disclosure to describe any limitations and/or restrictions on the ability of your subsidiaries to make payments to you in the form of dividends, distributions, and loans, and how such may impact your liquidity.
         Additionally, discuss how you intend to fund your obligations if distributions from TES and your other subsidiaries are not sufficient to meet your obligations.
Business, page 78

6. We note your reference to bitcoin and other digital assets on page 34. Please add disclosure to discuss your bitcoin and digital asset related plan of operations for the next
         12 months, or beyond if known. If other digital assets are involved, describe nature of operations, material terms and characteristics of the digital assets, how the digital assets will be used and risks of holding such assets. Describe known or anticipated material commitments for capital expenditures and source of funds, and known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.
 Mark McFarland
FirstName  LastNameMark
Talen Energy Corporation McFarland
Comapany
October    NameTalen Energy Corporation
        6, 2023
October
Page 3 6, 2023 Page 3
FirstName LastName
Description of Capital Stock, page 134

7. We note your disclosure regarding your exclusive forum provision for certain litigation,
         including any    derivative action.    Please revise to disclose
whether this provision applies
         to actions arising under the Exchange Act.
Talen Energy Corporation and Subsidiaries
Condensed Consolidated Statements of Operations (unaudited)
Notes to the Interim Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Summary of Significant Accounting Policies, page F-8

8. We note your disclosure on page F-34 referencing bitcoin and other digital assets, page 55 stating that your other revenues relate to bitcoin operations of Nautilus which commenced operations in February 2023, and page F-74 stating that expenditures for bitcoin mining facilities are recorded as part of your Property, Plant and Equipment. Please expand your disclosure to clarify the extent of costs recorded as of June 30, 2023 that related to your bitcoin facilities, bitcoin and other digital assets. Additionally, disclose your accounting policies for bitcoin revenue recognition, and for bitcoin and other digital assets including how you record and value the assets initially and on an ongoing basis.
Note 4. Fresh Start Accounting
Reorganization Value, page F-11

9. We note your disclosure stating that your reorganization value was derived from an estimate of your enterprise value, and that although management believes the assumptions and estimates used to develop the enterprise value and reorganization value are reasonable and appropriate, different assumptions and estimates could materially impact the analysis and resulting conclusions.

         Please expand your disclosure to disclose the sensitivity assumptions about the reasonable possibility that variation in assumptions could significantly affect your reorganization value and enterprise value, to comply with ASC 852-10-50-7c.2.
10. We note your reconciliation of the enterprise value to the estimated reorganization value at the Emergence Date. Please also disclose the reorganization value immediately before your December 20, 2022 date of plan confirmation, and the total of all post-petition liabilities and allowed claims, to comply with ASC 852-10-45-19.
 Mark McFarland
FirstName  LastNameMark
Talen Energy Corporation McFarland
Comapany
October    NameTalen Energy Corporation
        6, 2023
October
Page 4 6, 2023 Page 4
FirstName LastName
Annual Financial Statements for the Three Fiscal Years Ended December 31, 2022, 2021 and
2020 (Predecessor)
Notes to the Annual Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Operating Revenues and Revenue Recognition, page F-70

11. We note your disclosure stating that certain contracts constitute bundled agreements to sell energy, capacity, ancillary services and (or) renewable energy credits (RECs), and that all performance obligations are deemed to be delivered and (or) performed at the same time. As timing of revenue recognition is the same and occurs over a contractually agreed period of time, it is unnecessary to allocate transaction price to multiple performance obligations.

         Please expand your disclosure to clarify how you have concluded that RECs are not distinct goods or services, rather they have substantially the same pattern of transfer to customers as the other goods or services in the bundle. Also disclose your accounting policy for RECs, to the extent they are material. Refer to ASC 606-10-25-14 to 25-22 for guidance.
Note 14. Property, Plant and Equipment, page F-106

12. Please expand your disclosure to include the estimated useful life of each significant class of property, plant and equipment.
Note 15. Asset Retirement Obligations and Accrued Environmental Costs, page
F-110

13. Please revise your table to disclose, under the additional breakdown section, the nuclear and non-nuclear amounts of your ARO carrying value at December 31, 2022.
General

14. We note your disclosure that Cumulus Coin holds a 75% equity interest in Nautilus and
         that    [a]lmost all of Cumulus Coin   s expected revenue will be from
the sale of mined
         bitcoin.    Please revise to describe the material terms of the
agreement related to this joint
         venture, including a description of how the mined bitcoin is distributed pursuant to the joint venture agreement as well as the term and termination provisions of the agreement.
         Also describe Cumulus Coin   s role and responsibilities in the
operation of Nautilus,
         including a description of the mining operations at the facility. For example, please disclose (i) the number of miners hosted, (ii) the average hash rate of the miners, (iii) the average age of the miners, (iv) whether the miners are insured, (v) whether Nautilus participates in a mining pool and, if so, a description of the mining pool and the material terms of the agreement with the mining pool operator, (vi) whether Nautilus hosts miners operated and owned by third-parties, (vii) the range of bitcoin mined on a monthly basis for the periods covered by your financial statements, (viii) a detailed description of how the mined bitcoin is valued, monetized, stored, and insured and (ix) a breakeven analysis
 Mark McFarland
Talen Energy Corporation
October 6, 2023
Page 5
      for the bitcoin mining operations of the joint venture that compares the cost to earn/mine one bitcoin with the market value of one bitcoin. Please also consider whether the issues addressed in the December 2022 Sample Letter to Companies Regarding
Recent
      Developments in Crypto Asset Markets are material to your business. We may have additional comments upon review of your response.
       Please contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Lily Dang, Staff
Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameMark McFarland
                                                           Division of
Corporation Finance
Comapany NameTalen Energy Corporation
                                                           Office of Energy &
Transportation
October 6, 2023 Page 5
cc:       Anthony Sanderson
FirstName LastName